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September 26, 2014

Amanda Ravitz
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                           Glaukos Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 9, 2014
CIK No. 0001192448

Dear Ms. Ravitz:

On behalf of our client, Glaukos Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated September 23, 2014 (the “Letter”) regarding the Company’s above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “DRS”), as confidentially submitted to the Commission on September 9, 2014.  Contemporaneous with this submission, the Company is submitting a further amendment to the DRS (the “Amended DRS”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the Amended DRS.

Prospectus Summary, page 1

1.            We note your disclosure in response to prior comment 1.  Please expand your disclosure under “Secure FDA approvals with expanded indications for our pipeline iStent products” to clarify whether you are or will be seeking FDA approval for insertion of your iStent product on a stand alone basis and not only in conjunction with cataract surgery.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 90 of the Amended DRS accordingly.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH
SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Amanda Ravitz
September 26, 2014

Use of Proceeds, page 55

2.            We see from your revised disclosure in response to prior comment 6 that the purchase price you are paying for the DOSE assets was based on the results of a valuation conducted by an independent third-party.  Please tell us the nature and extent of your reliance on the third party for that purpose.  Also, please describe to us your consideration of Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

Response:  The Company respectfully advises the Staff that the results of a valuation conducted by the independent third party was only considered and relied upon in part in reaching an agreement with DOSE Medical Corporation (“DOSE”) on the purchase price for the glaucoma-related intellectual property and other assets of DOSE.  The Company has revised the disclosure on pages 55 and 140 of the Amended DRS to clarify for investors that the results of the valuation were only considered in part, and that the agreed purchase price is not otherwise attributable to the third party.

The Company further respectfully advises the Staff that it considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Section (“C&DI 141.02”) and determined that Securities Act Section 7(a) did not apply because the third party valuation is not included or summarized in the Amended DRS, the purchase price determination is not attributed to a third-party and the valuation was not obtained for the purposes of preparing the Amended DRS.  C&DI 141.02 states that there is no requirement for a registrant to make reference to a third party expert simply because the registrant used or relied on the third party expert’s report or valuation or opinion in connection with the preparation of a Securities Act registration statement. The Company also further considered whether or not any obligations arose under Item 1015 of Regulation M-A, Item 601(b) of Regulation S-K or the general disclosure requirement of Securities Act Rule 408 and determined that no additional disclosures were necessary given the nature of the proposed transaction and valuation conducted by the independent third party, as well as the current disclosures regarding the proposed asset purchase in the Amended DRS.

3.            We note your revisions in response to prior comment 10; however, it remains unclear whether the amount of proceeds to be used to fund your clinical studies will be sufficient to complete all of the clinical studies described in your prospectus.  Please clarify whether the proceeds you will allocate to fund clinical studies will be sufficient to complete the clinical trials you disclose in your prospectus.  If there is uncertainty, please make that clear and indicate that you may need to raise additional funds to complete your trials.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 56 of the Amended DRS accordingly.

Our Solution, page 86

4.            We note from your response to prior comment 16 that patients implanted with your iStent product could undergo an MRI “so long as the conditions specified on the product label are followed.” Please disclose the conditions that would need to be followed and whether and how the patients would actually receive such label.  Please disclose any risks if the conditions were not followed.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 86 of the Amended DRS accordingly.

Amanda Ravitz
September 26, 2014

Financial Statements

Note 2. Research and Development Expenses, page F-16

5.            Please refer to prior comment 24. We note your response that you began producing “at-risk inventory of iStents designated for sale only in the United States” prior to the PMA approval.  However, it is not clear to us how you have concluded that the possible sale of the inventory in the United States after receiving PMA approval was not considered an alternative future use of the product. Specifically we note that you increased the production of iStents inventory in anticipation of PMA approval and not as a research and development activity as discussed within FASB ASC 730-10-25-2(a). Please quantify for us the amount of iStents inventory that was included within Research & Development expense prior to the PMA approval that was subsequently sold and quantify the amount of sales recorded without a corresponding iStents cost of sales.

Response:  The Company respectfully advises the Staff that it believes that recording the component and manufacturing costs related to the iStent manufacturing activities to Research and Development expense prior to obtaining Food and Drug Administration (“FDA”) approval of its premarket approval (“PMA”) application is within the scope of the guidance in the Research and Development Topic in ASC 730-10-15-3.  These activities related to the acquisition and manufacturing of a product that, at the time, could not and might never have been able to be sold.  As such, these costs were incurred as part of a research and development project and were recorded as Research and Development expense pursuant to ASC 730-10-25-2(a), which provides that “costs of materials, equipment, or facilities that are acquired or constructed for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.”  The sale of this inventory in the United States after receiving PMA approval from the FDA was its sole potential future use, not an alternative future use.  Without PMA approval of the iStent, the inventory in question would have been scrapped.

The Company further advises the Staff that a favorable outcome at the FDA Panel meeting in July 2010 caused the Company to be optimistic that the FDA could approve the Company’s PMA application for the iStent.  However, obtaining approval was considered highly uncertain for a number of reasons.  As disclosed on page 91 of the Amended DRS under “iStent Clinical Validation,” the clinical trial for the iStent was the first prospective, randomized, open-label, multi-center, controlled U.S. investigational device exemption (“IDE”) clinical trial ever to be conducted in support of a glaucoma device.  This is reflected in the degree of scrutiny that FDA imposed on the PMA application, which from the time of its filing in December 2008 took 3.5 years before finally receiving PMA approval.  Shortly after the July 2010 Panel, the FDA began requiring the Company to provide multiple incremental ad hoc data analyses over the ensuing 18 months as the FDA continued to adjudicate the PMA application.  Additional questions were raised by the FDA during the process, and while the timing of submission of responses to the questions was within the Company’s control, there was often no timely feedback from the FDA as to the acceptability of the Company’s responses.  The Company did not receive any indication from the FDA of the likelihood of outcome prior to the actual receipt of approval. Thus, given this degree of uncertainty and the lack of objective and persuasive evidence indicating that regulatory approval was probable, the Company could not assert that there was probable future benefit for the materials and costs incurred prior to the PMA approval of the iStent in the United States in order for them to qualify as an asset as provided in Concepts Statement No. 6, Elements of Financial Statements, which defines an asset as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”

Amanda Ravitz
September 26, 2014

The Company further advises the Staff that during the regulatory approval process, the Company evaluated the probability of approval and the risk that the iStent would possibly not receive PMA approval from the FDA when it began the acquisition and manufacturing of iStent for sale in the United States.  However, it took more than a year from the time such manufacturing began until the approval was received, and as noted above, there remained significant risks, uncertainties and unresolved questions regarding whether approval would in fact be received.  Accordingly, given the timing and uncertainty associated with regulatory approval and with no future use identified as an alternative to the possible sale of the inventory in the United States, the Company recorded the manufacturing costs as a charge to Research and Development expense.  The Company capitalized the costs of U.S.-designated inventory only when there was objective and persuasive evidence that the regulatory approval was probable, which was not until PMA approval was received.

The costs of the at-risk U.S.-designated iStent inventory, which totaled approximately $1.1 million, were incurred and charged to Research and Development expense in 2011.  From July 2012 through September 2013, the Company recorded approximately $13.4 million of net sales that did not have a corresponding product cost in Cost of Sales. The Company has revised the disclosure on pages 68 and 69 of the Amended DRS to include the applicable quantitative information for the periods presented.

Note 5. Notes Payable, page F-23

Subordinated Notes Payable in Connection with GMP Vision Solutions, page F-24

6.            Please refer to prior comment 26. We note your response to our comment that that expiration date of the last patent is April 2020 or approximately 7 years from the Buyout Agreement signing date. Please also tell us the expiration date of all the significant patents under the agreement. In this regard, we note your statement that “it is difficult to reliably project the level of revenues beyond the 2014 – 2018 timeframe.” Accordingly, please tell us how you were able to conclude that the projection of the royalty payment stream over five years was the most reliable means to establish the amortization period for the intangible asset.

Response:  The Company respectfully advises the Staff that the expiration date of all significant patents under the agreement is April 2020.  The Company evaluated several pertinent factors to determine the appropriate amortization period for the intangible asset, including that the patents would expire in approximately seven years. The Company selected five years as the useful life as it represented the period over which the asset is expected to contribute to its future cash flows. In estimating the useful life of the asset, the Company considered the fact that the iStent was at the time and is currently the only surgical device that is FDA-approved for use in connection with the treatment of mild-moderate ranges of glaucoma, and that all other surgical devices used to treat glaucoma are approved only for late stages of glaucoma. In addition, the Company estimated the useful life of the asset by considering information used in its forecasts for business planning purposes, which at the time of the royalty buyout showed a significant decline in revenues from this iStent product subsequent to 2018. This takes into account the potential introduction of competitive products and technological advancements in this market space, which at the time were expected to significantly impact projected iStent revenues and the corresponding expected cash flows beyond the five year mark.  As disclosed on pages 20 and 97 of the Amended DRS, the Company is aware of several companies, including Transcend Medical, Inc., AqueSys, Inc. and Ivantis Inc. that are conducting IDE-approved clinical trials of MIGS devices. These products or other products that may be developed could be safer or more effective, have better clinical results, be easier to use or cost less than the Company’s iStent or other products under development.  Accordingly, it was the Company’s determination that amortizing the intangible asset over the shorter five-year period of time was the best estimate of useful life.

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Amanda Ravitz
September 26, 2014

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378 or my colleague, Marianne Sarrazin at (415) 659-5936.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre
Reed Smith LLP

Cc:                           Thomas W. Burns, Glaukos Corporation, by e-mail

Kim Letch, Ernst & Young LLP, by e-mail

B. Shayne Kennedy, Latham & Watkins, by e-mail

Marianne C. Sarrazin, Reed Smith LLP, by e-mail